Exhibit 23.3

CONSENT OF ERNST & YOUNG LLP, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-8) pertaining to the 2022 Equity and Incentive Plan and Employee Stock Purchase Plan of Grove Collaborative Holdings, Inc. and the 2016 Equity Incentive Plan of Grove Collaborative, Inc. and to the incorporation by reference therein of our report dated March 10, 2022 (except for the effects of the recapitalization described in Note 1, as to which the date is August 24, 2022), with respect to the financial statements of Grove Collaborative, Inc. included in the preliminary proxy statement/prospectus of Virgin Group Acquisition Corp. II that is made a part of the Registration Statement (Form S-4 No. 333-262200) and Prospectus of Virgin Group Acquisition Corp. II filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Mateo, California
September 1, 2022